Exhibit 99.1

Ability Inc.

(“The Company”)

July 22, 2021

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.
	www.isa.gov.il	www.tase.co.il

Immediate Report Regarding the Filing of a Motion for a Stay of Proceedings for the Purpose of Formulating a Debt Restructuring Process for Ability Inc. and its Subsidiaries (together, the "Company")

further to the immediate report dated July 14, 2021, (reference number: 2021-01-117075), which is incorporated in this report by way of reference, the Company hereby reports that on July 21, 2021, a hearing was held in the Tel Aviv-Yafo District Court (Insolvency Court), in which the Company's motion to delay proceedings for the purpose of formulating a debt restructuring for the Company and providing remedies for this purpose in the presence of the parties concerned (the "Motion") was discussed.

As part of the Motion, the Company requested, inter alia, to make use of funds deposited in an escrow account in the name of the Company for put options (the "Deposit"), as described in Note 4 to the Company's Consolidated Financial Statements ("Note 4") included in the Annual Report as of December 31, 2020, which was published on March 29, 2021 (Reference No.: 2020-01-049623), and which is incorporated in this report by way of reference. In light of the fact that the Deposit was frozen by the Israeli Police, the Company is considering petition to the Magistrate's Court, which is authorized to hear this Motion, for an appropriate request regarding the release of the frozen Deposit.

In addition, the U.S. Securities and Exchange Commission ("the SEC") has been given statements and liabilities which received a judicial decision standing concerning such Deposit as described in Note 4. As far as the Company is aware, the SEC has motioned to New York court for a restraining order against the Company. regarding the use of the funds in the Deposit.

The Company believes that the use of the funds in the Deposit is for the benefit of the Company and essential to reach an optimal debt restructure for all parties.

It shall be noted that the above information, regarding the application to the Magistrate's Court by the Company, is forward-looking information as described in the Securities Law, 5728-1968 These assumptions may not materialize in whole or in part, or may be realized differently than assessed due to factors beyond the Company's control, such as the position of third parties.

Ability Inc.

Signed by:

Evyatar Cohen, CFO